Filed by EMC Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Legato Systems, Inc.

Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“Legato”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

The following is a memorandum from EMC’s President and Chief Executive Officer regarding the merger transaction. The memorandum is also available on EMC’s website, www.emc.com.

What Legato Means to EMC and Our Customers

An Open Letter from Joe Tucci

The union of Legato and EMC will make it easier for customers to manage and protect all of their information throughout the information lifecycle – from inception, to archive to disposal. Customers are eager for this efficient capability, because they tell us it is the best way to get the maximum value from their information at the lowest total cost of ownership.

This acquisition represents a significant win for both companies’ customers, employees, partners and stockholders, accelerating the evolution of EMC into the company that offers the best choice of integrated information storage solutions for the widest range of customer needs. That is one very attractive combination.

Legato broadens the EMC open storage software portfolio and accelerates our open software strategy in precisely the right areas for customers: Information Access and Recovery, including rapidly growing areas such as messaging and content management.

This move takes EMC further down a path forged in 2001, when we announced the separation of EMC Open Software Operations from the storage platforms side of our business. This has given EMC software developers the freedom to create the industry’s best software for multi-vendor storage environments.

The acquisition of Legato underscores EMC’s commitment to heterogeneous storage management and deepens EMC’s unparalleled storage expertise and superior customer service and support.

EMC, the world’s top brand in information storage becomes more valuable, while Legato grows stronger as a result, joining a company backed by $5.7 billion in cash and investments at the end of 2002.

Last year, EMC spent approximately 75 percent of its $781 million R&D budget on software development alone. In addition, Legato will be our 10th software-related acquisition since January 2000.

People ask me if this means EMC is becoming a software company. The correct answer is to describe EMC as a technology-led, information storage solutions company, where software plays an ever growing role.

Software represented approximately 23 percent of EMC revenues in 2002. We expect that percentage to grow. Today, more than half of our employees are dedicated to software, services and building integrated solutions that leverage our full automated networked storage portfolio. Legato’s direct sales force and extensive relationships with channel partners will expand EMC’s market reach and complement our go-to-market strategy nicely.

With our shared focus and complementary lines of business, Legato and EMC will be even better positioned to serve the emerging needs of our customers and transform the storage industry well into the future.

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.